Exhibit 3.5

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CANCER PREVENTION PHARMACEUTICALS, INC

Cancer Prevention Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify:

1. The name of the Corporation is “Cancer Prevention Pharmaceuticals, Inc.” The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 22, 2009, the Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 14, 2012, a Certificate of Amendment to the Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 28, 2012, and a Certificate of Amendment to the Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 2, 2014. The Amended and Restated Certificate of Incorporation, as amended is referred to as the “Amended and Restated Certificate of Incorporation”.

2. The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved said proposed amendment in accordance with Section 242 and Section 228 of the General Corporation Law of the State of Delaware. The amendment amends the Amended and Restated Certificate of Incorporation of the Corporation as follows:

Article IV is hereby amended by deleting paragraph A. of Article IV in its entirety and replacing it with the following two paragraphs:

A.	“The aggregate number of all classes of shares that the Corporation shall have authority to issue is Fifty Million (50,000,000) shares divided into two classes of which Fifteen Million (15,000,000) shares of par value $0.001 per share shall be designated Preferred Stock and Thirty Five Million (35,000,000) shares of par value $0.001 per share shall be designated Common Stock.

Effective upon the effective time of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Split Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Split Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Split Effective Time shall be reclassified into a smaller number of shares such that every five (5) shares of issued Common Stock immediately prior to the Split Effective Time are reclassified into one (1) share of Common Stock (the “Common Stock Split”). In lieu of the antidilution provisions of Section IV.E.4(e) of the Amended and Restated Certificate of Incorporation or other adjustments that would otherwise operate as a result of the Common Stock Split, the shares of Series A Preferred Stock issued and outstanding immediately prior to the Split Effective Time shall be reclassified into a smaller number of shares such that every five (5) shares of issued and outstanding Series A Preferred Stock immediately prior to the Split Effective Time are reclassified into one (1) share of Series A Preferred Stock (the “Series A Stock Split”, and together with the Common Stock Split, the “Stock Split”). The Original Issue Price for the Series A-1 Preferred Stock immediately after the Stock Split shall be $4.84219 per share and the Original Issue Price for the Series A-2 Preferred Stock immediately after the Stock Split shall be $5.00 per share, in each case subject to appropriate adjustment in the event of any future stock dividend, stock split (but excluding the Stock Split), combination or other similar recapitalization with respect to the Series A Preferred Stock. Notwithstanding the foregoing, no fractional shares of Common Stock or Series A Preferred Stock shall be issued as a result of the Stock Split and any fraction of a share of Common Stock or Series A Preferred Stock that would otherwise have resulted from the foregoing Stock Split will be eliminated by rounding such fraction up to the nearest whole share. Each stock certificate that, immediately prior to the Split Effective Time, represented shares of Common Stock or Series A Preferred Stock that were issued and outstanding immediately prior to the Split Effective Time shall, from and after the Split Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock or Series A Preferred Stock after the Split Effective Time into which the shares of Common Stock or Series A Preferred Stock formerly represented by such certificate shall have been reclassified, provided, however, that each person of record holding a certificate that represented shares of Common Stock or Series A Preferred Stock that were issued and outstanding immediately prior to the Split Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock or Series A Preferred Stock after the Split Effective Time into which the shares of Common Stock or Series A Preferred Stock formerly represented by such certificate shall have been reclassified.”

3. All the other terms and provisions of Article IV shall remain the same.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer as of February 1, 2016.

CANCER PREVENTION PHARMACEUTICALS, INC.

By:	/s/ Jeffrey Jacob
Jeffrey Jacob, Chief Executive Officer